
Mail Stop 7010

September 17, 2008

Rohm and Haas Company
Attention: Raj L. Gupta, Chief Executive Officer
100 Independence Mall West
Philadelphia, Pennsylvania 19106

Re: Rohm and Haas Company
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed September 3, 2008
File No. 001-03507

Dear Mr. Gupta:

We have reviewed your filing and have the following comments.

The Merger, page 18

Opinion of Rohm and Haas's Financial Advisor, page 24

Premium Comparison of Selected Transactions, page 29

1.   We note your response to comment seven in our letter dated August 25, 2008, particularly the explanation as to how Goldman Sachs selected the transactions for its premium comparison of selected transactions analysis. Please add this explanation to the "Premium Comparison of Selected Transactions" discussion in the proxy statement.

Interests of Rohm and Haas's Directors and Executive Officers in the Merger, page 31

Arrangements with Dow Chemical, page 34

2.   We note your response to comment 11 in our letter dated August 25, 2008 regarding the terms and conditions of Dr. Brondeau's employment with Dow Chemical. Please revise the "Arrangements with Dow Chemical" discussion in the proxy statement to indicate that the terms and conditions of Dr. Brondeau's employment with Dow Chemical have not yet been determined and will be subject to the approval of the compensation committee of the board of directors of Dow Chemical.

Raj L. Gupta
Rohm and Haas Company
September 17, 2008
Page 2

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

You may contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Stephanie Seligman, Esq. (Via Facsimile 212-403-2225)